

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 24, 2017

<u>Via E-mail</u>
Mr. Jeff J. McCall
Chief Financial Officer
CalAtlantic Group, Inc.
15360 Barranca Parkway
Irvine, CA 92618-2215

      Re: **CalAtlantic Group, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed February 29, 2016
                File No. 1-10959

Dear Mr. McCall:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  /s/ W. John Cash

                                  W. John Cash
                                  Accounting Branch Chief
                                  Office of Manufacturing and Construction